ANGLO AMERICAN

04024891

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

27 April 2004

SUPPL

SEC MAIL RECEIVED MAY 04 2004 WASH, D.C.

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests dated 27 April 2004.

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, Anglo American plc announces the following further conditional awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in accordance with the operation of the Company's Long Term Incentive Plan. The awards were made for no consideration.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award, together with the award granted on 25 March 2004, will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company granted awards and notified the relevant directors on 26 April 2004 of the further maximum conditional awards of Shares under the Long Term Incentive Plan as follows:

Name of Director	**Number of Shares**
Mr B E Davison	14,067
Mr A W Lea	15,264
Mr A J Trahar	35,515

G A Wilkinson
Deputy Secretary
27 April 2004

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, Anglo American plc announces the following further conditional awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in accordance with the operation of the Company's Long Term Incentive Plan. The awards were made for no consideration.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award, together with the award granted on 25 March 2004, will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company granted awards and notified the relevant directors on 26 April 2004 of the further maximum conditional awards of Shares under the Long Term Incentive Plan as follows:

Name of Director	**Number of Shares**
Mr B E Davison	14,067
Mr A W Lea	15,264
Mr A J Trahar	35,515

G A Wilkinson
Deputy Secretary
27 April 2004

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, Anglo American plc announces the following further conditional awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in accordance with the operation of the Company's Long Term Incentive Plan. The awards were made for no consideration.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award, together with the award granted on 25 March 2004, will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company granted awards and notified the relevant directors on 26 April 2004 of the further maximum conditional awards of Shares under the Long Term Incentive Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	14,067
Mr A W Lea	15,264
Mr A J Trahar	35,515

G A Wilkinson
Deputy Secretary
27 April 2004

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, Anglo American plc announces the following further conditional awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in accordance with the operation of the Company's Long Term Incentive Plan. The awards were made for no consideration.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award, together with the award granted on 25 March 2004, will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company granted awards and notified the relevant directors on 26 April 2004 of the further maximum conditional awards of Shares under the Long Term Incentive Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	14,067
Mr A W Lea	15,264
Mr A J Trahar	35,515

G A Wilkinson
Deputy Secretary
27 April 2004

ANGLO AMERICAN PLC

DIRECTORS' INTERESTS

Following the approval of the Bonus Share Plan by shareholders at the Annual General Meeting held on 21 April 2004 and as provided for in the Remuneration Report (also approved by shareholders) contained in the 2003 annual report, Anglo American plc announces the following further conditional awards of ordinary shares of US$0.50 in the capital of the Company ("**Shares**") in accordance with the operation of the Company's Long Term Incentive Plan. The awards were made for no consideration.

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award, together with the award granted on 25 March 2004, will vest in March 2007, subject to the satisfaction of the performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company granted awards and notified the relevant directors on 26 April 2004 of the further maximum conditional awards of Shares under the Long Term Incentive Plan as follows:

Name of Director	Number of Shares
Mr B E Davison	14,067
Mr A W Lea	15,264
Mr A J Trahar	35,515

G A Wilkinson
Deputy Secretary
27 April 2004